Exhibit 3(i)

Restated Certificate of Incorporation
of
General Electric Company1

Section 1. Name

The name of the corporation is General Electric Company.

Section 2. Purposes

The purposes of the corporation are as follows:

A.	To manufacture, process, construct, develop, assemble, and produce in any way, to sell, lease, supply, and distribute in any way, to purchase, lease, mine, extract, and acquire in any way, to own, operate, experiment with, deal in, service, finance, and use in any way, equipment, apparatus, appliances, devices, structures, materials, processes, information, tangible and intangible property, services and systems of every kind, nature and description:

(1)	for any electrical, or energy-conversion, application or purpose, including but not limited to the production, transmission, distribution, storage, regulation, control and use in any manner of electricity, or in any way connected with or deriving from any electrical, or energy-conversion, application or purpose, and,
(2)	for any other application or purpose, whatsoever, including but not limited to industrial, utility, consumer, defense, governmental, scientific, educational, cultural, financial, recreational, agricultural, transportation, construction, mining, and communication applications or purposes.

B.	To conduct studies and research and development, and to engage in any other activity relating to the development, application, and dissemination of information concerning science, technology, and other fields of endeavor.
C.	To acquire by purchase, subscription or otherwise all or part of any interest in the property, assets, business, or good will of any corporation, association, firm, or individual, and to dispose of, or otherwise deal with, such property, assets, business or good will.
D.	To engage in any activity which may promote the interests of the corporation, or enhance the value of its property, to the fullest extent permitted by law, and in furtherance of the foregoing purposes to exercise all powers now or hereafter granted or permitted by law, including the powers specified in the New York Business Corporation Law.

Section 3. Authorized Shares

A.	General Authorization

The aggregate number of shares which the corporation is authorized to issue is 13,250,000,000 shares, consisting of:

(1)	13,200,000,000 shares of common stock having a par value of $0.06 per share; and
(2)	50,000,000 shares of preferred stock having a par value of $1 per share.

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B.	Preferred Stock

(1)	The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this subsection B, to provide for the issuance of the preferred shares in series, and by filing a certificate pursuant to the Business Corporation Law, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences and limitations of the shares of each such series. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)	The number of shares constituting that series and the distinctive designation of that series;
(b)	The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates;
(c)	Whether that series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;
(d)	Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;
(e)	Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
(f)	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation;
(g)	Any other relative rights, preferences and limitations of that series.

(2)	Dividends on outstanding preferred shares shall be declared and paid, or set apart for payment, before any dividends shall be declared and paid, or set apart for payment, on the common shares with respect to the same dividend period.

C.	Preemptive Rights

No present or future holder of any shares of the corporation of any class or series, whether heretofore or hereafter issued, shall have any preemptive rights with respect to (1) any shares of the corporation of any class or series, or (2) any other security of the corporation (including bonds and debentures) convertible into or carrying rights or options to purchase such shares.

Section 4. Office

The office of the corporation is located in the City of Schenectady, County of Schenectady, State of New York.

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Section 5. By-laws

The by-laws may be amended or repealed, and new by-laws may be adopted, by the shareholders or the Board of Directors, except that the Board of Directors shall have no authority to amend or repeal any by-law which is adopted by the shareholders after April 20, 1948, unless such authority is granted to the Board by the specific provisions of a by-law adopted by the shareholders.

Section 6. Directors

The Board of Directors of the corporation shall consist of not less than ten directors, the exact number to be determined pursuant to procedures set forth in the by-laws.

A person who is or was a director of the corporation shall have no personal liability to the corporation or its shareholders for damages for any breach of duty in such capacity except that the foregoing shall not eliminate or limit liability where such liability is imposed under the Business Corporation Law of the State of New York.

The vote required for election of a director by the shareholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or against the election of a nominee at a meeting of shareholders. In a contested election, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. An election shall be considered contested if as of the record date there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

Section 7. Agent for Process

The Secretary of State of the State of New York is designated as the agent of the corporation upon whom process against it may be served, and the post office address to which the Secretary of State shall mail a copy of such process served upon him is Senior Litigation Counsel, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828.

1 Text of Certificate of Incorporation as set forth in Restated Certificate of Incorporation filed with the Department of State of New York on January 16, 2014. General Electric Company was created by a Special Act of the New York Legislature, Chapter 323, Laws of 1892, effective April 15, 1892.

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